Exhibit 99.2

Interxion Holding NV

Interim report

for the three-month and six-month periods ended

June 30, 2012

Schiphol-Rijk, August 8, 2012

Second Quarter Highlights

•	Revenue for the quarter increased by 13% to €68.0 million (Q2 2011: €60.0 million)

•	Adjusted EBITDA for the quarter increased by 19% to €27.8 million (Q2 2011: €23.3 million)

•	Adjusted EBITDA margin for the quarter increased to 40.8% (Q2 2011: 38.9%)

•	Net profit increased by 67% to €8.7 million (Q2 2011: €5.2 million)

•	Capital expenditure, including intangible assets[1], was €42.6 million

Financial Results

Total revenue for the second quarter of 2012 increased by 13%, to €68.0 million (Q2 2011: €60.0 million). Recurring revenue, consisting primarily of colocation and power services, was €62.9 million, a 12% increase over the second quarter of 2011, and was 92% of total revenue in the period (Q2 2011: 94%).

Cost of sales for the second quarter increased by 11%, to €28.2 million, compared with the second quarter of 2011 (Q2 2011: €25.5 million). Gross profit margin increased to 58.5%, compared with the same quarter of 2011 (Q2 2011: 57.5%). Sales and marketing costs in the second quarter were €4.7 million, up 2% compared with the same quarter in the previous year (Q2 2011: €4.6 million). General and administrative costs, excluding depreciation, amortization and impairments, increase in provision for onerous lease contracts, and share-based payments, were €7.3 million, an increase of 11% compared with the second quarter of 2011 (Q2 2011: €6.6 million). Depreciation, amortization and impairments increased by 7%, compared with the previous-year second quarter, to €10.2 million (Q2 2011: €9.6 million).

Net financing costs for the second quarter of 2012 were €3.9 million, compared with €6.0 million in the second quarter of 2011, primarily as a result of higher interest capitalization because of increased data centre construction.

Net profit was €8.7 million in the second quarter of 2012, up 67% from the second quarter of 2011 (Q2 2011: €5.2 million). Earnings per share were €0.13 on a weighted average of 68.0 million diluted shares in the second quarter of 2012 compared to €0.08 on a weighted average of 67.5 million diluted shares in the second quarter of 2011.

Adjusted EBITDA for the second quarter of 2012 was €27.8 million, up 19% year-on-year (Q2 2011: €23.3 million). Adjusted EBITDA margin expanded to 40.8%, compared with 38.9% in the second quarter of the previous year.

1)	Capital expenditure, including intangible assets, represents payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

2	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €29.4 million, up 27% year-on-year (Q2 2011: €23.0 million). Net cash used in investing activities during the second quarter was €42.6 million (Q2 2011: €108.0 million). Capital expenditure, including intangible assets, was €42.6 million in the second quarter and included €38.2 million attributable to capital expenditure on expansion and upgrades, while the balance was attributable to on-going capital expenditure.

Cash and cash equivalents were €84.5 million at June 30, 2012, down from €142.7 million at year-end 2011, primarily as a result of capital expenditure on data centre builds.

In May 2012, the Company amended the terms of its existing Revolving Credit Facility (“RCF”). The amended facility, originally scheduled to expire on February 1, 2013, extends the termination date to May 12, 2016, expands the credit commitment from €50 million to €60 million and aligns the incurrence covenants with the incurrence covenants contained in the indenture for our 9.50% Senior Secured Notes due 2017. As of June 30, 2012 the RCF remained undrawn.

Equipped space at the end of the second quarter of 2012 was 65,300 square meters, compared with 61,500 square meters at the end of the second quarter of 2011 and 64,800 square meters at the end of the first quarter of 2012. Revenue generating space was 48,600 square meters at the end of the second quarter of 2012, compared to 45,300 square meters at the end of the second quarter of 2011 and 47,500 square meters at the end of the first quarter of 2012. Utilisation rate, the ratio of revenue-generating space to equipped space, was 74%, same as the second quarter of 2011 (Q2 2011: 74%) and up from 73% in the first quarter of 2012.

Results of General Meeting of Shareholders held on June 27, 2012

As previously disclosed on Form 6-K filed with the Commission on May 27, 2012, the Company held a General Meeting of Shareholders on June 27, 2012 (the “General Meeting”). The proposals submitted to a vote by the shareholders at the General Meeting had the following results:

PROPOSAL 1—ADOPTION OF THE DUTCH STATUTORY ACCOUNTS FOR THE YEAR 2011

The Dutch statutory annual accounts for the financial year 2011 were adopted, by vote of the shareholders as follows:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
49,195,449	2,730	400	0

PROPOSAL 2—DISCHARGE MEMBERS OF BOARD OF DIRECTORS

The members of our Board of Directors were discharged from certain liabilities with respect to the exercise of their management and supervisory duties during the financial year 2011, by vote of the shareholders as follows:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
49,178,139	10,892	9,548	0

Interim Report: Three-month and six-month periods ended June 30, 2012	3
This Interim Report is unaudited and may be subject to change

PROPOSAL 3—REAPPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS

Two non-executive directors, Robert Manning and Cees van Luijk, were re-appointed for a three year term by vote of the shareholders as follows:

Robert Manning:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
48,390,936	806,677	966	0

Cees van Luijk:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
49,111,471	86,592	516	0

PROPOSAL 4—ADJUSTMENTS TO COMPENSATION PACKAGE OF NON-EXECUTIVE DIRECTORS

Certain adjustments to the compensation package of our non-executive directors as described in the proxy statement were made, by vote of the shareholders as follows:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
35,149,062	14,046,201	3,316	0

PROPOSAL 5—APPOINTMENT AUDITORS

KPMG Accountants N.V. was appointed to audit the annual accounts for the financial year 2012, by vote of the shareholders as follows:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
49,119,579	78,550	450	0

4	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change

About Interxion

Interxion, a leading provider of carrier-neutral colocation data centre services in Europe, serves more than 1,200 customers. Our data centres enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. They act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offer, carrier-neutral colocation services, includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructures. Our services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offer with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross-connects, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands; we deliver our services in 11 countries through 31 data centres strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid – Europe’s main data centre markets. Because our data centres are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centres house connections to more than 400 carriers and Internet service providers, and 18 European Internet exchanges, which enable our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers, Internet service providers and other customers fosters the development of value-added communities of interest, which are important to customers in each of the segments in which we operate: network providers, managed services providers, enterprises, financial services and digital media.

Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community, to existing and to potential customers.

Interim Report: Three-month and six-month periods ended June 30, 2012	5
This Interim Report is unaudited and may be subject to change

Further Information for Noteholders

This Interim Report as of, and for, the fiscal quarter ended June 30, 2012, is published to comply with the reporting requirements in the Indenture, dated February 12, 2010, among Interxion Holding NV, as Issuer; Interxion Nederland BV, Interxion Headquarters BV, Interxion Carrier Hotel (UK) Ltd, and Interxion Deutschland GmbH, as Initial Guarantors; The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Transfer Agent; The Bank of New York Mellon (Luxembourg) S.A., as Registrar and Luxembourg Paying Agent; and Barclays Bank PLC, as Security Trustee. Section 4.16(1)(b) of the Indenture provides that the Issuer shall furnish to the Trustee within 60 days of the end of the fiscal quarter ended June 30, 2012, quarterly financial statements containing: (i) the unaudited condensed consolidated balance sheet of the Issuer as at the quarter ended June 30, 2012, and unaudited condensed statements of income and cash flow of the Issuer for the quarter ended June 30, 2012, and for the quarter ended June 30, 2011, together with condensed footnote disclosure; and (ii) an operating and financial review of the unaudited financial statements of the Issuer, including a discussion of the results of operations, financial condition and material changes in liquidity and capital resources.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Operating Profit to EBITDA and Adjusted EBITDA is provided in Note 6 of the consolidated interim financial statements.

6	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change

Consolidated Interim Income Statement

		For the quarter ended		For the six months ended
		Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
	Note	€’000	€’000	€’000	€’000
Revenue	6	68,004	60,023	133,816	117,915
Cost of sales	6	(28,230)	(25,522)	(54,729)	(50,302)

Gross profit		39,774	34,501	79,087	67,613
Other income	6	114	115	232	242
Sales and marketing costs	6	(4,664)	(4,591)	(9,514)	(8,803)
Total general and administrative costs	6	(18,493)	(16,496)	(36,014)	(33,795)

Operating profit		16,731	13,529	33,791	25,257
Finance income	7	304	902	517	1,415
Finance costs	7	(4,180)	(6,888)	(8,828)	(13,989)

Profit before taxation		12,855	7,543	25,480	12,683
Income tax expense	8	(4,131)	(2,319)	(8,060)	(4,651)

Profit for the period attributable to shareholders		8,724	5,224	17,420	8,032

Earnings per share Basic earnings per share: (€)		0.13	0.08	0.26	0.13
Diluted earnings per share: (€)		0.13	0.08	0.26	0.12

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month and six-month periods ended June 30, 2012	7
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Comprehensive Income

	For the quarter ended		For the six months ended
	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
	€’000	€’000	€’000	€’000
Profit for the period attributable to shareholders	8,724	5,224	17,420	8,032
Other Comprehensive Income
Foreign currency translation differences	3,291	1,413	3,841	(892)

Total Other Comprehensive Income	3,291	1,413	3,841	(892)

Tax	(733)	—	(829)	—

Other comprehensive income, net of tax	2,558	1,413	3,012	(892)

Total comprehensive income recognised in the period attributable to shareholders	11,282	6,637	20,432	7,140

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Financial Position

As at	Note	Jun 30, 2012	Dec 31, 2011
		€’000	€’000
Non-current assets
Property, plant and equipment	9	562,122	477,798
Intangible assets		17,330	12,542
Deferred tax assets		33,919	39,557
Financial fixed assets		774	—
Other non-current assets		4,575	3,841

		618,720	533,738
Current assets
Trade and other current assets		71,532	67,874
Cash and cash equivalents		84,486	142,669

		156,018	210,543

Total assets		774,738	744,281

Shareholders’ equity
Share capital	10	6,760	6,613
Share premium	10	472,775	466,166
Foreign currency translation reserve		10,398	7,386
Accumulated deficit		(132,184)	(149,604)

		357,749	330,561
Non-current liabilities
Trade payables and other liabilities		10,893	10,294
Deferred tax liabilities		1,995	1,742
Provision for onerous lease contracts		9,237	10,618
Borrowings		257,594	257,267

		279,719	279,921
Current liabilities
Trade payables and other liabilities		130,984	127,639
Income tax liabilities		3,002	2,249
Provision for onerous lease contracts		3,136	3,108
Borrowings		148	803

		137,270	133,799

Total liabilities		416,989	413,720

Total liabilities and shareholders’ equity		774,738	744,281

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month and six-month periods ended June 30, 2012	9
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Accumu- lated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000
Balance at January 1, 2012	6,613	466,166	7,386	(149,604)	330,561
Profit for the period	—	—		17,420	17,420
Other comprehensive income, net of tax	—	—	3,012	—	3,012

Total comprehensive income	—	—	3,012	17,420	20,432

Exercise of options	147	4,957	—	—	5,104
Share-based payments	—	1,652	—	—	1,652

Transactions with owners of the Company recognized directly in equity	147	6,609	—	—	6,756

Balance at June 30, 2012	6,760	472,775	10,398	(132,184)	357,749

Balance at January 1, 2011	4,434	321,078	4,933	(175,176)	155,269
Profit for the period	—	—	—	8,032	8,032
Other comprehensive income, net of tax	—	—	(892)	—	(892)

Total Comprehensive Income	—	—	(892)	8,032	7,140

IPO proceeds	1,625	142,487	—	—	144,112
Conversion of preference shares	337	(337)	—	—	—
Liquidation price to former preferred shareholders	—	(3,055)	—	—	(3,055)
Exercise of options	166	2,218	—	—	2,384
Share-based payments	—	679	—	—	679

Transactions with owners of the Company recognized directly in equity	2,128	141,992	—	—	144,120

Balance at June 30, 2011	6,562	463,070	4,041	(167,144)	306,529

The accompanying notes form an integral part of these consolidated interim financial statements

10	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Cash Flows

	For the quarter ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Profit for the period	8,724	5,224	17,420	8,032
Depreciation, amortization and impairments	10,236	9,568	19,891	18,094
IPO transaction costs	—	—	—	1,725
Unwinding provision for onerous lease contracts	(794)	(779)	(1,579)	(1,553)
Share-based payments	913	339	1,652	679
Net finance expense	3,876	5,986	8,311	12,574
Income tax expense	4,131	2,319	8,060	4,651

	27,086	22,657	53,755	44,202

Movements in trade and other current assets	3,142	1,603	(3,785)	(5,680)
Movements in trade and other liabilities	(862)	(1,225)	4,815	5,190
Cash generated from operations	29,366	23,035	54,785	43,712
Interest paid	(157)	(421)	(10,131)	(12,580)
Interest received	172	266	320	537
Income tax paid	(1,591)	(465)	(2,302)	(1,152)

Net cash flows from operating activities	27,790	22,415	42,672	30,517

Cash flow from investing activities
Purchase of property, plant and equipment	(41,528)	(16,240)	(101,223)	(35,364)
Disposals of property, plant and equipment	—	945	—	945
Purchase of intangible assets	(1,044)	(2,712)	(2,449)	(3,106)
Acquisition financial fixed asset	—	—	(774)	—
Movement in short-term investments	—	(90,000)	—	(90,000)

Net cash flows from investing activities	(42,572)	(108,007)	(104,446)	(127,525)
Cash flow from financing activities
Proceeds from exercised options	2,554	—	5,104	2,324
Proceeds from issuance of new shares	—	(400)	—	142,952
Repayment of ‘Liquidation Price’ to former preferred shareholders	—	—	—	(3,055)
Proceeds from Senior Secured Notes and Revolving Credit Facility	(955)	(206)	(955)	(645)
Other borrowings	(624)	(849)	(681)	(1,588)
Net cash flows from financing activities	975	(1,455)	3,468	139,988
Effect of exchange rate changes on cash	113	(241)	123	(124)
Net movement in cash and cash equivalents	(13,694)	(87,288)	(58,183)	42,856
Cash and cash equivalents, beginning of period	98,180	229,259	142,669	99,115
Cash and cash equivalents, end of period	84,486	141,971	84,486	141,971

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month and six-month periods ended June 30, 2012	11
This Interim Report is unaudited and may be subject to change

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The consolidated interim financial statements of the Company as at and for the six months ended June 30, 2012 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended December 31, 2011; these are contained in the 2011 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on April 27, 2012, which is publicly available on the company’s website – www.interxion.com.

3	Significant accounting policies

The accounting policies applied by the Group in these consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated Financial Statements as at and for the year ended December 31, 2011, except for the new Standards and Interpretations effective as of January 1, 2012. Compared with the accounting principles as applied in the 2011 financial statements these did not have a significant impact on the financial position or performance of the Group.

4	Estimates and seasonality

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2011 in the 2011 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

5	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited consolidated financial statements in the 2011 Annual Report (Form 20-F).

12	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change

6	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Interim Report: Three-month and six-month periods ended June 30, 2012	13
This Interim Report is unaudited and may be subject to change

For the quarter ended Jun 30, 2012

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000
Recurring revenue	38,446	24,421	62,867	—	62,867
Non-recurring revenue	3,907	1,230	5,137	—	5,137
Revenue	42,353	25,651	68,004	—	68,004
Cost of sales	(16,876)	(9,872)	(26,748)	(1,482)	(28,230)

Gross profit/(loss)	25,477	15,779	41,256	(1,482)	39,774
Other income	114	—	114	—	114
Sales and marketing costs	(1,358)	(1,022)	(2,380)	(2,284)	(4,664)
Total general and administrative costs	(8,229)	(5,271)	(13,500)	(4,993)	(18,493)

Operating profit/(loss)	16,004	9,486	25,490	(8,759)	16,731
Net finance expense					(3,876)

Profit before tax					12,855

Total assets	494,213	189,219	683,432	91,306	774,738
Total liabilities	99,136	40,837	139,973	277,016	416,989
Capital expenditures, including intangible assets*	(34,562)	(6,848)	(41,410)	(1,162)	(42,572)
Depreciation, amortization, impairments	(5,776)	(3,883)	(9,659)	(577)	(10,236)
Adjusted EBITDA	21,828	13,476	35,304	(7,538)	27,766

For the quarter ended Jun 30, 2011
Recurring revenue	33,561	22,683	56,244	—	56,244
Non-recurring revenue	2,535	1,244	3,779	—	3,779
Revenue	36,096	23,927	60,023	—	60,023
Cost of sales	(14,991)	(9,343)	(24,334)	(1,188)	(25,522)

Gross profit/(loss)	21,105	14,584	35,689	(1,188)	34,501
Other income	115	—	115	—	115
Sales and marketing costs	(1,117)	(1,008)	(2,125)	(2,466)	(4,591)
Total general and administrative costs	(7,838)	(4,741)	(12,579)	(3,917)	(16,496)

Operating profit/(loss)	12,265	8,835	21,100	(7,571)	13,529
Net finance expense					(5,986)

Profit before tax					7,543

Total assets	296,740	160,436	457,176	245,337	702,513
Total liabilities	86,519	37,139	123,658	272,326	395,984
Capital expenditures, including intangible assets*	(9,479)	(8,539)	(18,018)	(934)	(18,952)
Depreciation, amortization, impairments	(5,753)	(3,289)	(9,042)	(526)	(9,568)
Adjusted EBITDA	17,964	12,165	30,129	(6,808)	23,321

14	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change

For the six months ended Jun 30, 2012

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000
Recurring revenue	76,459	48,687	125,146	—	125,146
Non-recurring revenue	6,199	2,471	8,670	—	8,670
Revenue	82,658	51,158	133,816	—	133,816
Cost of sales	(31,956)	(19,726)	(51,682)	(3,047)	(54,729)

Gross profit/(loss)	50,702	31,432	82,134	(3,047)	79,087
Other income	232	—	232	—	232
Sales and marketing costs	(2,776)	(1,973)	(4,749)	(4,765)	(9,514)
Total general and administrative costs	(15,945)	(10,278)	(26,223)	(9,791)	(36,014)

Operating profit/(loss)	32,213	19,181	51,394	(17,603)	33,791
Net finance expense					(8,311)

Profit before tax					25,480

Total assets	494,213	189,219	683,432	91,306	774,738
Total liabilities	99,136	40,837	139,973	277,016	416,989
Capital expenditure, including intangible assets*	(87,055)	(14,771)	(101,826)	(1,846)	(103,672)
Depreciation, amortization, impairments	(11,101)	(7,489)	(18,590)	(1,301)	(19,891)
Adjusted EBITDA	43,405	26,884	70,289	(15,187)	55,102

For the six months ended Jun 30, 2011
Recurring revenue	65,806	44,580	110,386	—	110,386
Non-recurring revenue	4,962	2,567	7,529	—	7,529
Revenue	70,768	47,147	117,915	—	117,915
Cost of sales	(29,368)	(18,376)	(47,744)	(2,558)	(50,302)

Gross profit/(loss)	41,400	28,771	70,171	(2,558)	67,613
Other income	242	—	242	—	242
Sales and marketing costs	(2,429)	(1,810)	(4,239)	(4,564)	(8,803)
Total general and administrative costs	(15,298)	(9,103)	(24,401)	(9,394)	(33,795)

Operating profit/(loss)	23,915	17,858	41,773	(16,516)	25,257
Net finance expense					(12,574)

Profit before tax					12,683

Total assets	296,740	160,436	457,176	245,337	702,513
Total liabilities	86,519	37,139	123,658	272,326	395,984
Capital expenditure, including intangible assets*	(21,819)	(14,803)	(36,622)	(1,848)	(38,470)
Depreciation, amortization, impairments	(10,899)	(6,287)	(17,186)	(908)	(18,094)
Adjusted EBITDA	34,743	24,267	59,010	(13,479)	45,531

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Interim Report: Three-month and six-month periods ended June 30, 2012	15
This Interim Report is unaudited and may be subject to change

Reconciliation to adjusted EBITDA

	For the quarter ended		For the six months ended
	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
	€’000	€’000	€’000	€’000
Operating profit	16,731	13,529	33,791	25,257

Depreciation, amortization and impairments	10,236	9,568	19,891	18,094

EBITDA(1)	26,967	23,097	53,682	43,351

Share-based payments	913	339	1,652	679
Increase in provision for onerous lease contracts	—	—	—	18
IPO transaction costs(2)	—	—	—	1,725
Income from sub-leases on unused data centre sites	(114)	(115)	(232)	(242)

Adjusted EBITDA(1)	27,766	23,321	55,102	45,531

(1)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.
(2)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

16	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change

7	Finance income and expense

	For the quarter ended		For the six months ended
	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
	€’000	€’000	€’000	€’000
Bank and other interest	304	902	517	1,415

Finance income	304	902	517	1,415

Interest expense on Senior Security Notes, bank and other loans	(3,635)	(6,439)	(7,740)	(12,899)
Interest expense on finance leases	(7)	(15)	(15)	(31)
Interest expense on provision for onerous lease contracts	(109)	(142)	(225)	(270)
Other financial expenses	(315)	(286)	(664)	(584)
Foreign currency exchange losses	(114)	(6)	(184)	(205)

Finance expense	(4,180)	(6,888)	(8,828)	(13,989)

Net finance expense	(3,876)	(5,986)	(8,311)	(12,574)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts.”

8	Income tax expense

The Group’s consolidated effective tax rate of 32%, in respect of continuing operations for both the three and six months ended June 30, 2012, was affected by non-tax-deductible share-based payment expenses (the effective tax rate for the three and six months ended June 30, 2011: 31% and 37%).

9	Property, plant and equipment

Acquisitions

During the three and six months ended June 30, 2012, the Group acquired data-centre-related assets at a cost of €42,200,000 and €100,100,000 respectively (three and six months ended June 30, 2011: €15,600,000 and €36,100,000).

Capitalised interest relating to borrowing costs for the three and six months ended June 30, 2012 amounted to €2,797,000 and €5,173,000 respectively (three and six months ended June 30, 2011: €232,000 and €460,000). The cash effect of the interest capitalized for the three months and six months ended June 30, 2012 amounted to nil and €2,890,000 respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and six months ended June 30, 2011: nil and €409,000).

Interim Report: Three-month and six-month periods ended June 30, 2012	17
This Interim Report is unaudited and may be subject to change

Capital commitments

At 30 June 2012, the Group had outstanding capital commitments totalling €55,900,000. These commitments are expected to be substantially settled during the remainder of 2012.

10	Borrowings

In May 2012, the Company amended the terms of its existing Revolving Credit Facility (“RCF”). The amended facility, originally scheduled to expire on February 1, 2013, extends the termination date to May 12, 2016, expands the credit commitment from €50 million to €60 million and aligns the incurrence covenants with the incurrence covenants contained in the indenture for our 9.50% Senior Secured Notes due 2017. As of June 30, 2012 the RCF remained undrawn.

11	Related party transactions

In the normal course of business, key management received its contractually agreed remuneration.

18	Interim Report: Three-month and six-month periods ended June 30, 2012
This Interim Report is unaudited and may be subject to change